UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

+44 (0) 20 7549 5400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 25, 2021, Farfetch Limited will hold a conference call regarding its unaudited financial results for the fourth quarter and year ended December 31, 2020. A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	Press Release of Farfetch Limited, dated February 25, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: February 25, 2021	By:	/s/ José Neves
José Neves
Chief Executive Officer